

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2012

Via E-mail
Mr. Rajesh C. Shrotriya
Chairman, Chief Executive Officer and President
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada   89052

> **Re: Spectrum Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 8, 2012**
> **Form 8-K Dated August 8, 2012**
> **Filed August 8, 2012**
> **File No. 001-35006**

Dear Mr. Shrotriya:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1 Business
Development of Our Drug Products, page 8

1. We note your disclosure on page 10 concerning RIT's assumption of certain license and sublicense agreements with third parties relating to ZEVALIN intellectual property. Based on your disclosure concerning ZEVALIN's importance to your business it appears that such agreements are material and should be filed as exhibits, pursuant to Item 601(b)(10) of Regulation S-K. In addition, please provide us with proposed revised disclosure that discloses the material terms of these agreements, including their term and termination provisions, as well as the aggregate milestone payments and a range of

royalties, e.g. "high single-digits," "teens," "twenties," etc.). Please promptly file the exhibits and provide us with proposed revised disclosure that includes the information cited above.

2. To the extent applicable for each agreement, please provide us with proposed revised disclosure that discloses the aggregate milestone payments, a range of royalties (e.g. "high single-digits," "teens," "twenties," etc.), the term and termination provisions for each of the following agreements:

    - Asset Purchase Agreement between CTI and Biogen, as assumed by RIT concerning ZEVALIN;
    - Supply Agreement between Biogen and CTI concerning ZEVALIN;
    - License and Asset Purchase Agreement with Bayer Pharma AG concerning ZEVALIN;
    - Amended and Restated License Agreement with Merck & Cie AG concerning FUSILEV;
    - License, Development Supply and Distribution Agreement with Allergan concerning apaziquone;
    - License Agreement with Nippon Kayaku concerning apaziquone; and
    - License and Collaboration Agreement with TopoTarget concerning belinostat.

Customers, page 18

3. We note that you have not identified your two customers who each represent greater than 10% of your consolidated revenues. Pursuant to Item 101(c)(vii) of Regulation S-K, please provide us with proposed revised disclosure that identifies these customers.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Variable Interest Entity, page F-7

4. You state that you consolidate your 50% owned Canadian affiliate, Spectrum Pharma Canada in your financial statements as though it is a wholly-owned subsidiary. Please tell us why you did not provide the disclosure required by ASC 810-10-50-1A for any noncontrolling interest.

Form 8-K dated August 8, 2012
Exhibit 99.1

5. Your press release presents non-GAAP adjustments on the face of your GAAP condensed consolidated statements of income which result in a non-GAAP statement of income. Also, your disclosure of non-GAAP EPS at the beginning of the press release appears to give greater prominence than GAAP EPS. Please provide us proposed revised disclosures to be included in future filings that remove any non-GAAP financial statements and includes disclosure that balance the non-GAAP measures with a discussion of the most comparable GAAP measure. Please be sure that the revised

disclosures show the GAAP measures with equal or greater prominence than the non-GAAP measures. Please refer to Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

Form 10-Q for Fiscal Quarter Ended June 30, 2012
Condensed Consolidated Financial Statements
Notes to Condensed Consolidated Financial Statements (unaudited)
2. Licensing Rights of ZEVALIN outside the U.S., page 10

6. Please provide us a summary of the analysis you performed for your acquisition of the licensing rights to market ZEVALIN outside the U.S. that supports your conclusion the inputs and/or processes acquired qualify as a business.

7. If the acquisition of licensing rights of ZEVALIN qualifies as a business please tell us the consideration given to providing pro forma disclosures required by ASC 805-10-50-2(h). Provide us proposed disclosure to be included in future periodic filings that complies with the above disclosure requirements, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant